NYSE
AN ICE EXCHANGE

February 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 6.250% Noncumulative Preferred Stock, Series II, of Citigroup Inc., under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com